Exhibit 99.6

Vertical Aerospace Announces Execution and Closing of Comprehensive Financing Package of up to $850 Million

London, UK & New York, USA – April 20, 2026 – Vertical Aerospace (“Vertical” or “Company”) [NYSE:EVTL], a global aerospace and technology company that is pioneering electric aviation, announced today that it has executed and closed the remaining components of its previously announced comprehensive financing package totaling up to $850 million.

The comprehensive financing package, originally announced on March 30, 2026 as an $800 million agreement in principle alongside a completed $50 million equity capital raise, positions Vertical to deliver on the technical and operational milestones on its strategic road map, while also maintaining flexibility to access other capital sources outside of the package in the future.

With the closing of the package, a suite of capital facilities is now available to Vertical, which will now have approximately $160 million of working capital in the near term. In connection with the closing of the facilities, the Company has initially drawn down an aggregate of $30 million under the facilities.

Stuart Simpson, Chief Executive Officer of Vertical Aerospace, said: “The close of this comprehensive financing package allows us to build on our strong operational momentum, most recently demonstrated with the successful achievement of full-scale piloted two-way transition flight, a historic technical milestone that validates our product design and represents a major de-risk moment for Vertical. With this funding in place, Vertical is well positioned to continue executing against our roadmap to 2028 certification.”

Mark Angelo, Founder and President of Yorkville Advisors Global, LP, said: “We are pleased to support Vertical Aerospace as it advances toward certification and commercialization. The Company has demonstrated strong execution against all valuation metrics, and we are confident in Vertical’s well-defined strategy and long-term value potential. Our funding commitment reflects our conviction in Vertical’s ability to deliver on the next phases of its development.”

As previously announced, the comprehensive financing package comprises three components: (i) the maturity extension of existing convertible secured notes from Mudrick Capital and up to $50 million of new additional notes subject to certain conditions, issuable in tranches over 12 months, and on the same terms as the existing notes; (ii) up to $250 million of Series A Convertible Preferred Equity facility provided by Yorkville Advisors Global, issuable at the Company’s option in tranches over a term of 24 months, subject to certain conditions; and, (iii) an equity line of credit of up to $500 million over a term of 36 months provided by Yorkville, with the ability for the Company to draw on it from time to time subject to customary conditions.

The comprehensive financing package provides Vertical with access to capital to support achievement of its strategic milestones through to certification, targeted in 2028. Beyond the successfully completed piloted transition flight announced on April 16, 2026, these include achieving Critical Design Review for Valo; public flight demonstrations of the current prototype; progressing its hybrid-electric demonstrator; expanding the Vertical Energy Center; advancing construction of its aircraft manufacturing facility; and beginning production of the first full-scale Valo certification aircraft.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions, designed to fly up to 100 miles at speeds of up to 150 mph. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo, Evolito, Isoclima and Aciturri, with its own proprietary battery and propeller technology to develop the world's most advanced and safest eVTOL. Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical's experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the design and manufacture of our aircraft and the hybrid-electric variant; certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all; the features and capabilities of the aircraft; business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected; selection of suppliers; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For more information:

Media: Justin Bates, Head of Communications justin.bates@vertical-aerospace.com 44 7878 357463

Investor Relations: Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com 447816 459 904